Exhibit 99.13

LETTER OF CONSENT

Simon Hitchman, MAusIMM, MAIG
District Exploration Geologist Fosterville Gold Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Fosterville Gold Mine, Victoria, Australia" dated March 25, 2008 (the "Technical Report") and the inclusion of the Reserve and Resource Statement ("the Reserve and Resource Statement") prepared as of Dec 31, 2008 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the AIF, which are included in the Annual Report.

March 30, 2009

By: /s/ Simon Hitchman Simon Hitchman, MAusIMM, MAIG District Exploration Geologist Fosterville Gold Mine Northgate Minerals Corporation